                 LETTER OF PRESIDENT OF PARENT TO STOCKHOLDERS
                                 OF THE COMPANY
                                 EXHIBIT (A)(9)

                                                                     20 West Ninth Street
                                                                     Kansas City, Missouri 64105-1711
                                                                     816-467-3505
                                                                     Fax: 816-467-3595

                                                          [LOGO]

                                                                     ROBERT K. GREEN
                                                                     President

April 9, 1999

Dear Fellow Stockholder:

Enclosed with this letter is an offer by UtiliCorp United to purchase, for $8.00 cash per share, all of your shares of common stock of Aquila Gas Pipeline Corporation. On November 12, 1998, UtiliCorp announced a proposal to acquire these shares for $8.00 per share. Since that time, we have been negotiating this proposed acquisition with a Special Committee made up of independent members of the board of directors of Aquila Gas Pipeline.

To our disappointment, our negotiations did not result in an agreement with the Special Committee. Nevertheless, we believe it is now appropriate to make an offer directly to you, the public stockholders of Aquila, to give you the opportunity to decide for yourselves whether to accept UtiliCorp's offer.

I encourage you to read carefully the enclosed Offer to Purchase and the related materials in which the information about our offer is set forth in detail. As you will see, we are firmly of the view that $8.00 per share is a full and fair price for the shares. The $8.00 offer price represents a 23.1% premium over the closing price for the Aquila Gas Pipeline stock on the last trading date prior to announcement of the proposal, and a 61.9% premium to the stock price a month before that. The fairness of the $8.00 per share proposal is further supported by a number of valuation methodologies, which are described in the Offer to Purchase. This offer gives you the opportunity to accept an all-cash price for your shares, without incurring transaction costs typically associated with market sales. (For more information, please refer to the sections entitled "Fairness of the Offer" and "Analysis of Financial Advisor to Parent" in the Offer to Purchase.)

Please note that the offer is set to expire at midnight on May 7, 1999. All questions concerning the offer should be referred to Donaldson, Lufkin & Jenrette Securities Corporation, the Dealer Manager, at (877) 864-4755 or Morrow & Co., Inc., the Information Agent, at (800) 566-9061.

Sincerely,

/s/ Bob Green